Exhibit 4.73

January 31, 2008

BY PERSONAL DELIVERY

Mr. Jerry Ormiston

***

Re: Employment Agreement

Dear Jerry:

Further to our recent discussions, we hereby confirm that your employment agreement with DRAXIS Health Inc. dated May 15, 2001 and amended March 26, 2004 (the “Employment Agreement”) is hereby amended as follows:

•                  By deleting Section 3 and replacing it with the following Section 3:

You will be entitled to participate in all benefit plans which the DRAXIS Group shall, from time to time make available to its executive employees, subject to applicable eligibility rules thereof.  The benefits currently offered are:

•                  major medical

•                  drug

•                  dental

•                  group life

•                  short and long term disability

•                  accidental death and dismemberment

You will also be entitled to an amount of up to 5% of your Base Salary, which exact percentage shall be determined from year to year in lieu of participation in DRAXIS’ Retirement Savings Program. (the “DRSP Amount”).

•                  By deleting Section 17(c) and replacing it with the following Section 17(c):

(c)                                  Termination by DRAXIS Without Cause and Without Notice

DRAXIS may terminate this Agreement and your employment hereunder, in its sole discretion, Without Notice and Without Cause, effective immediately upon the date you are advised of the termination (the “Date of Termination”)

DRAXIS HEALTH INC./SANTÉ DRAXIS INC

16751 Trans Canada Highway, Kirkland, Québec, Canada H9H 4J4 Tél: (514) 694-8220 Fax: (514) 694-8201

If your employment is terminated Without Cause and Without Notice pursuant to this Section, DRAXIS shall:

1)                                                              Pay to you in a lump sum a severance allowance equivalent to one year of your then current Base Salary and, notwithstanding Section 8, a prorated portion of any eligible bonus payment up to the Date of Termination to be paid only after the determination by the Board that there shall be a bonus payment for the year in which the termination took place and if the mutually agreed to management business objectives have been achieved up to the Date of Termination, within two weeks following the date of such termination.

2)                                                              Pay to you the prorated portion of the DRSP Amount to the Date of Termination if the Date of Termination is prior to December 31 (for example: if the Date of Termination is February 28th, you would be entitled to the DRSP Amount owed for the previous year, if not already paid, and the prorated portion of the DRSP Amount for the period of January 1st to February 28th).

3)                                                              Pay to you all outstanding vacation pay and any earned but unpaid Base Salary up to the date of such termination within two weeks of the Date of Termination.

4)                                                              Reimburse you for any business expenses incurred by you up to and including the Date of Termination following provision by you of applicable receipts.

5)                                                              Maintain coverage for six (6) months from the Date of Termination in the DRAXIS benefit plan program (as set forth in Section 3), except for out of country medical and short and long term disability which shall cease immediately upon the Date of Termination.

The payment referred to in paragraph 1, above, shall be guaranteed and shall not be subject to set off or deduction as a result of your obtaining alternate employment following such termination or otherwise mitigating any damages arising from such termination.  Further, the payment referred to in paragraph 1, above, is inclusive of all termination payments that may be required by law, including pay in lieu of notice under the Civil Code of Québec.

The amounts paid to you pursuant to this paragraph shall be subject to all required deductions.

Upon termination of your employment in accordance with this Section 17(c), you shall return to DRAXIS all stock options, and other securities which have not vested or accrued during your employment with DRAXIS, the whole in accordance with the terms and conditions set forth in the option agreements.

•                  By deleting Section 17(d) and replacing it with the following Section 17(d):

(d)           Termination Payment Following a Change of Control

In accordance with section 17(d)(2) below, if there is a Change of Control (as hereinafter defined) you shall be entitled to the following:

A.                                                           the amounts of any unpaid Base Salary earned up to and including Date of Termination;

B.                                                             Any unpaid vacation pay earned up to and including Date of Termination;

C.                                                             a lump sum amount, equal to: two (2) times your then current Base Salary and two (2) times the amount paid as a discretionary Bonus for the preceding calendar year immediately prior to the date of the Change of Control, it being agreed that if no bonus payment was made for the preceding year, you will be entitled to receive a payment equal to two (2) times the prorated portion of any eligible bonus payment up to the Date of Termination to be paid only after the determination by the Board that there shall be a bonus payment for the year in which the termination took place and if the mutually agreed to management business objectives have been achieved up to Date of Termination;

D.                                                            a lump sum equal to two (2) times of the prorated portion of the DRSP Amount to the Date of Termination if the Date of Termination is prior to December 31 (for example: if the Date of Termination is February 28th, you would be entitled to the DRSP Amount owed for the previous year, if not already paid, and two (2) times the prorated portion of the DRSP Amount for the period of January 1st to February 28th);

E.                                                              the right to exercise all DRAXIS stock options and other DRAXIS securities including those not then otherwise exercisable as provided for below;

F.                                                              reimburse you for any business expenses incurred by you up to and including the Date of Termination following provision by you of applicable receipts;

G.                                                             The right to receive six (6) months coverage in the DRAXIS benefit plan program (as set out in Section 3) from the Date of Termination, except for out of country medical and short and long term disability, which shall cease immediately upon the Date of Termination.

The payments referred to in Section 17(d), above, shall be guaranteed and shall not be subject to set off or deduction as a result of your obtaining alternate employment following termination or otherwise mitigating any damages arising from termination.  Further, the payment referred to in Section 17(d)(1)(C) above, is inclusive of all termination payments that may be required by law, including pay in lieu of notice under the Civil Code of Québec.

The amounts paid to you pursuant to this paragraph shall be subject to all required deductions.

For the purposes of this Agreement, a Change of Control shall be deemed to occur in the following circumstances.

In the event that at any date following the date of signature hereof:

(i)                                     the acquisition by any persons acting jointly or in concert (as determined by the Securities Act (Ontario)), whether directly or indirectly, of voting securities of the Corporation which, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 20% of all outstanding voting securities of the Corporation;

(ii)                                  an amalgamation, arrangement or other form of business combination of the Corporation with another corporation which results in the holders of voting securities of that other corporation holding, in the aggregate, more than 20% of all outstanding voting securities of the Corporation resulting from the business combination; or

(iii)                               the sale, transfer, lease or exchange of 50% or more of the property of the Corporation to another person or corporation, other than in the ordinary course of business of the Corporation, or to a Subsidiary.

and the Board of Directors of DRAXIS (the “Board of Directors”) recommends acceptance of such offer to the Shareholders of DRAXIS (the “Shareholders”) or, if the Board of Directors has made no recommendation, the Shareholders have approved or accepted the proposed transaction, then any option, including options not then otherwise exercisable held by you, shall become immediately exercisable upon the issuance of the recommendation of the Board of Directors or the approval or acceptance of the Shareholders, as the case may be.

For greater clarity, no provision in this employment agreement shall be deemed to supersede any provision of the Stock Option Plan of DRAXIS, as amended from time to time, with respect to the right to exercise options held by the employee in certain circumstances.

(2)           Except for the ability to exercise all stock options upon a Change of Control as provided in Section 17(d)(1)(E), the payments and entitlements outlined in Section 17(d)(1) shall become due and payable if, and only if:

A.                                                           there has been a Change of Control; and

B.                                                             within 12 months following any Change of Control:

(i)             your employment is terminated by DRAXIS or by any successor employer to DRAXIS, as the case may be; or

(ii)          by its conduct as described below, DRAXIS or any successor employer to DRAXIS, as the case may be, constructively terminates your employment by:

•                  relocating the position and/or location of your principal office more than 20 kilometers from the location of your office, which is deemed to be Kirkland, Québec, on the date immediately prior to the Change of Control, without your consent; or

•                  materially reducing your title, reporting relationship, responsibilities or authority without your consent; or

•                  materially reducing the salary paid to by you by DRAXIS or the successor employer or terminating or materially reducing the value of your benefit programs, including, but not limited to, life insurance benefits, accidental death and dismemberment benefits, long term disability benefits, extended health coverage and dental benefits, which are referred to in Section 3 above;

C.                                                             And, you elect in writing to receive the payments outlined in Section 17(d)(1).

•                  By deleting Section 17(g) and replacing it with the following Section 17(g):

(g)           Resignation and Retirement

You shall provide DRAXIS with three months notice, in writing, of your resignation or your retirement from DRAXIS.  Unless the Board of Directors of DRAXIS otherwise determines, you shall return to DRAXIS all stock options granted to you during your employment with DRAXIS which have not vested as of the date you cease to be an employee of DRAXIS and/ or the DRAXIS Group.

•                  By adding the following section 17(i):

(i)            Release and Discharge

All payments in accordance with Section 17 are subject to the execution by you of DRAXIS’ standard release and discharge documents.

All of the other terms and conditions of your Employment Agreement remain unchanged.  We would ask that you confirm your acceptance of this modification by signing the duplicate of this letter.

If you have any questions concerning this modification, please do not hesitate to communicate with the undersigned.

Regards,

DRAXIS HEALTH INC.

/s/Dan Brazier

Dan Brazier
President and CEO

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I hereby confirm having read the above mentioned modification to my employment agreement dated May 15, 2001 and amended March 26, 2004 and hereby confirm my acceptance of said modification.

Signed this 7th day of February, 2008 at Kirkland.

/s/ Jerry Ormiston
Jerry Ormiston